UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13(a)-16 or 15(d)-16

of the Securities Exchange Act of 1934

For the month of October, 2021

001-36176

(Commission file number)

EROS STX GLOBAL CORPORATION

(Exact name of registrant as specified in its charter)

3900 West Alameda Avenue, 32nd Floor

Burbank, California 91505

Tel: (818) 524-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Senior Credit Agreement

On October 7, 2021, STX Filmworks, LLC, a Delaware limited liability company (the “Borrower”) and wholly owned indirect subsidiary of Eros STX Global Corporation (the “Company”), entered into an amendment to the Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement, dated as of October 7, 2016 (as amended, the “Credit Agreement”), among the Borrower, STX Filmworks, Inc., a Delaware corporation (the “Parent”), the guarantors referred to in the Credit Agreement, the lenders referred to in the Credit Agreement, and JPMorgan Chase Bank, N.A., as Administrative Agent for the lenders and as Issuing Bank to, among other things:

•

extend the maturity date of the Credit Agreement to November 5, 2021, with incremental default interest of 2% per year accruing on the unpaid amount of the obligations thereunder as of October 7, 2021, which interest will be forgiven if commitments are paid in full prior to the maturity date;

•

further extend the required delivery date for the audited consolidated financial statements of the Parent and its consolidated for the fiscal year ended March 31, 2021 (the “2020-2021 Audited Financials”) to November 5, 2021;

•

further extend the required delivery date for the unaudited consolidated financial statements of the Parent and its consolidated subsidiaries for the fiscal quarter ended June 30, 2021 (the “June 2021 Financials”) to November 5, 2021; and

•	remove the ability to borrow against cash in the future and permanently reduce the total commitments under the Credit Agreement by $10 million.

As of October 7, 2021, $134.5 million remained outstanding under the Credit Agreement, following the repayment of $14 million in loans under the Credit Agreement in connection with the amendment.

The Company is continuing to engage in negotiations to finalize a possible transaction to repay the Credit Agreement as disclosed in the Company’s press release on August 3, 2021. There can be no assurance, however, that the Company will be able to negotiate acceptable terms or to reach any agreement with respect to any such transaction.

Mezzanine Facility

On October 7, 2021, the Parent, entered into an amendment to the Second Amended and Restated Subordinated Credit, Security, Guaranty and Pledge Agreement (as amended, the “Mezzanine Facility”), dated October 7, 2016, by and among the Parent, the Borrower, Red Fish Blue Fish, LLC, as administrative agent , the lenders from time to time party to the Mezzanine Facility and the guarantors referred to therein to, among other things

•	further extend the required delivery date for the 2020-2021 Audited Financials to November 5, 2021,

•	further extend the required delivery date for the June 2021 Financials to November 5, 2021; and

•

accrue incremental default interest of 2% per year on the unpaid amount of the obligations under the Mezzanine Facility as of October 7, 2021, which interest will be forgiven if commitments are paid in full prior to the maturity date.

As of October 7, 2021, $23.2 million remained outstanding under the Mezzanine Facility, after the payment of the interest amount that would have been due on October 20, 2021. The Mezzanine Facility is set to mature on July 7, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2021	Eros STX Global Corporation

/s/ Andrew Warren
	Name:	Andrew Warren
	Title:	Chief Financial Officer